No Act
PE 5/7/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


12027025

May 18, 2012

John A. Granda
Stinson Morrison Hecker LLP
jgranda@stinson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5-18-12

Re: H&R Block, Inc.
Incoming letter dated May 7, 2012

Dear Mr. Granda:

This is in response to your letter dated May 7, 2012 concerning the shareholder proposal submitted to H&R Block by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

May 18, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: H&R Block, Inc.
Incoming letter dated May 7, 2012

The proposal relates to executive compensation.

There appears to be some basis for your view that H&R Block may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of H&R Block's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if H&R Block omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



STINSON
MORRISON
HECKER
LLP

John A. Granda
816.691.3188 DIRECT
816.412.1159 DIRECT FAX
jgranda@stinson.com

May 7, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of William Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by William Steiner through his designated proxy John Chevedden (Messrs. Steiner and Chevedden, together, the "Proponent"), on April 4, 2012 for inclusion in the proxy materials that the Company intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials").

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days prior to the date on which the Company intends to file its definitive 2012 Proxy Materials. Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2012 Proxy Materials.

BASIS FOR EXCLUSION

As discussed more fully below, we have advised the Company that the Proposal may be properly omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to establish that the Proponent held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date the Proponent submitted the Proposal. A copy of the Proposal and accompanying cover letter is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, *Staff Legal Bulletin No. 14* (July 13, 2001). Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("SLB 14F").

The Proponent submitted the Proposal to the Company via electronic mail on April 4, 2012. The Proponent did not include with the Proposal documentary evidence of the Proponent's ownership of the requisite number of Company shares. In addition, the Company reviewed its stock records, which do not list the Proponent as a record owner of Company shares.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Accordingly, the Company sought verification of share ownership from the Proponent. Specifically, the Company sent via overnight delivery and electronic mail a letter notifying the Proponent of the requirements of Rule 14a-8 relating to the establishment of proof of ownership and how the Proponent could cure the procedural deficiency (the

"Deficiency Notice"). The Company sent the Deficiency Notice on April 6, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. A copy of the Deficiency Notice, together with evidence that such Deficiency Notice was timely received by the Proponent, is attached to this letter as Exhibit B.

As required by SLB 14F, the Deficiency Notice provided detailed information regarding the "record" holder requirements and attached a copy of Rule 14a-8 and SLB 14F. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Proponent responded to the Deficiency Notice via electronic mail on the last day of the 14 day period (April 20, 2012) with a letter from TD Ameritrade, dated as of April 20, 2012 (the "Broker Letter"), a copy of which is attached to this letter as Exhibit C. The Broker Letter did not establish that the Proponent met the one-year continuous holding period requirement of Rule 14a-8(b). Instead, the Broker Letter indicated that the Proponent had held the Company's shares only since November 9, 2011 (which is less than five months prior to the date of submission of the Proposal). As a result, the Proponent did not cure the procedural deficiency described in the Deficiency Notice because he did not submit additional proof of ownership substantiating the one-year requirement during the 14 day cure period that ended on April 20, 2012. As of the date of this letter, the Company has not received any other proof of ownership from the Proponent substantiating the one-year requirement.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that he or she has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b) during the time period allowed under Rule 14a-8(f), the proposal may be excluded under Rule 14a-8(f). *See, e.g., Piper Jaffray Cos.* (avail. Jan. 9, 2012); *Deere & Co.* (avail. Nov. 16, 2011); *Hewlett-Packard Co.* (avail. July 28, 2010); *RTI Int'l Metals, Inc.* (avail. Jan. 13, 2004).

We acknowledge that the Staff in the past has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the Staff has only done this where the issuer's response contained inadequate information as to how the shareholder could remedy the procedural deficiencies. *See, e.g., Exxon Mobil Corp.* (avail. March 12, 2007); *Bristol-Myers Squibb Co.* (avail. Jan. 19, 2005); *Sysco Corp.* (avail. Aug. 10, 2001). In this case, an extension of the response period is not warranted because the Company's Deficiency Notice fully explained that the Proponent was required to provide a "written statement from the 'record' holder of Mr. Steiner's securities verifying that, at the time he submitted the [proposal], he continuously held the securities for at least one year." In addition, the Company identified the documents that constitute sufficient proof of eligibility, indicated that the Proponent should correct the deficiency in the Proposal within 14 days of receipt of the Company's Deficiency Notice, and enclosed a copy of Rule 14a-8 and SLB 14F. Thus, the Company's Deficiency Notice provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8 and the Staff's guidance under SLB 14F.

Furthermore, the Proponent is more than familiar with the technical requirements necessary to submit a shareholder proposal. In SLB 14F, the Staff issued guidance regarding proof of ownership under Rule 14a-8(b) and advised that it would no longer follow its prior position regarding "record" holders set forth in *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008). The Staff reconsidered its prior position, in part, "in light of questions [the Staff has] received following two court cases relating to proof of ownership under Rule 14a-8... ." *SLB 14F.* Mr. Chevedden was not only a proponent with respect to the shareholder proposal at issue in *The Hain Celestial Group, Inc.*, but he also was a party to *both* of the two court cases cited in SLB 14F. *See* fn 7, *SLB 14F* (citing *KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011) and *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010)).

The Proponent's familiarity with the technical requirements of Rule 14a-8 was further demonstrated during the current proxy season. On January 13, 2012, Apache Corp. provided the Staff with a notice of exclusion indicating that it intended to exclude a shareholder proposal submitted by Mr. Chevedden for inclusion in the company's proxy materials for its 2012 annual meeting of shareholders because Mr. Chevedden failed to provide the requisite proof of ownership in response to the company's proper request for that information and, in connection therewith, the company filed a complaint seeking declaratory judgment against Mr. Chevedden to exclude the proposal from the company's proxy materials. *See* Plaintiff's Original Complaint, *Apache Corp. v. Chevedden*, No. 4:12-cv-00137 (S.D. Tex. Jan. 13, 2012), *available at* http://www.thecorporatecounsel.net/member/FAQ/ShareholderProposals/01_13_12_Apache-complaint.pdf. In the complaint, Apache Corp. provided further evidence of the Proponent's unparalleled familiarity with submitting shareholder proposals under Rule 14a-8, noting that Mr. Chevedden "appears to be the single most persistent proponent or proxy of purported shareholder proposals in history." In support of this assertion, Apache Corp. stated that shareholder proposals for which Mr. Chevedden has been the proponent or proxy have been the subject of over 1,000 Staff no-action letters, accounting for 13.3% of all proposals considered by the Staff in no-action letters during the past ten proxy seasons and over 20.4% of all such letters in the 2011 proxy season alone. *Id.* at p. 3.

In addition, the Proponent has recently had a proposal excluded from a company's proxy materials pursuant to Rule 14a-8(f) for failing to supply, despite a timely response to the company's notice of deficiency, "documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8." *Merck & Co.* (avail. Feb. 19, 2010). The foregoing is just one of numerous examples in which the Staff has concurred with the exclusion of a proposal submitted by the Proponent in which he supplied a timely response to the company's notice of deficiency but failed to supply adequate proof of ownership under Rule 14a-8(b). *See, e.g., Anheuser-Busch Cos.* (Jan. 24, 2006); *Wal-Mart Stores, Inc.* (avail. Jan. 18, 2006). In other instances, the Staff concurred with the exclusion of a proposal submitted by the Proponent in which he simply failed to timely supply any proof of ownership in response to a company's notice of deficiency. *See, e.g., NYSE Euronext* (avail. Jan. 9, 2012); *Int'l Paper Co.* (avail. Feb. 28, 2007); *McKesson Corp.* (avail. March 19, 2005).

Thus, based on the foregoing, the Proponent should be and the Company believes is well aware of the procedural requirements necessary to submit a shareholder proposal for inclusion in a company's proxy statement. In fact, it is obvious that the Proponent clearly understood what was being requested by the Company's Deficiency Notice. In response to the Deficiency Notice, the Proponent sent documentary evidence to the Company from an entity and in a format that would have satisfied the requirements of Rule 14a-8(f) and SLB 14F, but for the fact that it only established a five month holding period, rather than the required one-year period.

The Proponent, having received a timely and adequate notice of deficiency from the Company, did not submit sufficient verification of his ownership of the Company's securities, and he thus has failed to comply with Rule 14a-8(b). Consequently, the Proposal may be excluded by the Company pursuant to Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-3188.

Sincerely,



John A. Granda

Enclosures

cc: John Chevedden
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

Exhibit A

(See attached.)

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert A. Gerard
Chairman of the Board
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: (816) 854-3000
FX: (816) 753-5346
FX: 816-854-8060

Dear Mr. Gerard,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

4/3/12
Date

cc: Andrew J. Somora <andrew.somora@hrblock.com>
Corporate Secretary
Derek Drysdale <derek.drysdale@hrblock.com>
Director - Investor Relations
FX: 816-802-1043

[HRB: Rule 14a-8 Proposal, April 4, 2012]
4* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2012 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay. Our company was particularly deficient in long-term incentive pay.

Four directors owned no stock which suggests that our stock is a poor investment according to people who should know: James Wright, Marvin Ellison, Paul Brown and Victoria Reich. Tom Seip received by far our highest negative votes and yet was on our 3-person nominating committee. Although there we had 10 directors only 2 directors were on our audit committee and neither was a designated financial expert.

Plus shareholders will have the opportunity in 2012 to see if our directors respond positively to another good governance initiative – a shareholder proposal for proxy access.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 4.*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailFISMA & OMB Memorandum M-07-16 ***

Exhibit B

(See attached.)

From: Andreasen, Scott W [scott.andreasen@hrblock.com]
Sent: Friday, April 06, 2012 3:58 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Response to Shareholder Proposal Received April 4, 2012
Attachments: 20120406153328041.pdf

Mr. Chevedden,

Attached please find H&R Block, Inc.'s response to the shareholder proposal we received from William Steiner on April 4, 2012, which will also be delivered to you tomorrow via UPS delivery. Please acknowledge your receipt of the attached letter. Thank you.

Best regards,

Scott W. Andreasen | Vice President and Secretary
H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com



H&R BLOCK®

Scott W. Andreasen
Vice President and Secretary

April 6, 2012

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Received April 4, 2011

Mr. Chevedden:

On April 4, 2012, we received notice from William Steiner of his intent to submit a shareholder proposal for inclusion in the proxy materials of H&R Block, Inc. ("the Company") for the Company's 2012 annual meeting of shareholders. The notice includes a shareholder proposal requesting "our executive pay committee [to] adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding this policy before our next annual shareholder meeting" (the "Submission"). Mr. Steiner named you as his proxy to act on his behalf regarding the Submission, and requested that we direct all future correspondence to your attention.

The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). I have included a copy of Rule 14a-8 for your reference.

Mr. Steiner has not complied with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act. Rule 14a-8(b) requires proponents to demonstrate at the time they submit a proposal that they are eligible to submit a shareholder proposal under Rule 14a-8(b). A search of the Company's records could not confirm that Mr. Steiner is a registered holder of Company securities entitled to vote on the proposal. We were also unable to verify whether Mr. Steiner's holdings meet the requirements set forth in Rule 14a-8(b)(1) because he failed to provide proof that he has continuously owned at least $2,000 dollars in market value, or 1%, of Company securities entitled to vote on the proposal for at least one year from the date he submitted the Submission.

One H&R Block Way Kansas City, MO 64105
Tel 816.854.3758 Fax 816.802.1043
scott.andreasen@hrblock.com www.hrblock.com

Moreover, we have not received a written statement from the "record" holder of Mr. Steiner's securities verifying that, at the time he submitted the Submission, he continuously held the securities for at least one year.

To remedy this defect, Mr. Steiner, or you acting as Mr. Steiner's proxy, must submit sufficient proof of ownership of Company securities by Mr. Steiner. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

1. a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date the Submission was submitted, Mr. Steiner continuously held the requisite number of Company securities for at least one year; or

2. if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of the requisite number of Company securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company securities for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the securities, the SEC Staff recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which Mr. Steiner's securities are held. If you are not certain whether Mr. Steiner's broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds Mr. Steiner's securities is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which Mr. Steiner's securities are held. If the DTC participant knows the holdings of Mr. Steiner's broker or bank, but does not know Mr. Steiner's holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Submission was submitted, the required amount of securities were continuously held by Mr. Steiner for at least one year – with one statement from Mr. Steiner's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Pursuant to Rule 14a-8(f), if Mr. Steiner, or you acting as Mr. Steiner's proxy, would like us to consider a proposal for inclusion in the Company's proxy materials for the 2012 annual meeting of shareholders, you must send us a revised Submission that

One H&R Block Way Kansas City MO 64105
Tel 816 854 3758 Fax 816 802 1043 scott.andreasen@hrblock.com www.hrblock.com

corrects the deficiency noted above. If you mail a response to the address below, it must be postmarked no later than 14 calendar days from the date you receive this letter. If you wish to submit a response electronically, you must submit it to the email address or fax number below within 14 calendar days of your receipt of this letter.

Thank you for your attention to this matter.

Sincerely,



Scott W. Andreasen

Enclosures

cc: Mr. William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

One H&R Block Way Kansas City MO 64105
Tel 816 854 3758 Fax 816 802 1043 scott.andreasen@hrblock.com www.hrblock.com

Electronic Code of Federal Regulations
e-CFR™

e-CFR Data is current as of April 3, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

(See attached.)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, April 20, 2012 11:42 AM
To:	Andreasen, Scott W
Subject:	Rule 14a-8 Proposal (HRB) tdt
Attachments:	CCE00001.pdf

Mr. Andreasen, Attached is the stock ownership letter. Please let me know today whether there is any question.
Sincerely,
John Chevedden
cc: William Steiner



Post-it® Fax Note 7671	Date 4-20-12	# of pages ▶
To Scott Andreasen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 816-802-1043	Fax #	

April 20, 2012

William Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

H&R Block, Inc. (HRB)
Patterson Companies, Inc. (PDCO)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 09, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.